FULBRIGHT & JAWORSKI

A REGISTERED LIMITED LIABILITY PARTNER
666 FIFTH AVENUE, 31ST FLOO
NEW YORK, NEW YORK 10103-315_
WWW.FULBRIGHT.COM

08001621

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

March 27, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

RECEIVED
2008 APR -2 A 7:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
APR 04 2008
THOMSON FINANCIAL

dlw 4/2

45860311.1

Open For New Horizons. Vienna International Airport

Flughafen Wien Group: Net profit after minority interests rises 14.2% to € 87.7 million

- Revenue: + 12.4% to € 521.4 million
- EBITDA: + 12.6% to € 191.0 million
- EBIT: + 16.1% to € 120.3 million
- Net profit after minority interests + 14.2% to € 87.7 million
- Passengers: + 11.3% to 18.8 million

2007 was a successful year for the Flughafen Wien Group. Revenue rose by 12.4% to € 521.4 million despite a reduction in airport tariffs. Earnings before interest, taxes, depreciation and amortisation (EBITDA) increased by 12.6% year-on-year to € 191.0 million and the EBITDA margin improved by 0.1 percentage point to 35.7%. Strong growth was also recorded in earnings before interest and taxes (EBIT) with a plus of 16.1% to € 120.3 million and in the EBIT margin with an improvement from 21.7% to 22.5%. Financial results equalled € -6.4 million, compared with € -1.8 million in the previous year. This development reflected the partial financing of the Group's extensive capital expenditure programme and the acquisition of investments in other companies with external borrowings. In spite of this factor, earnings before taxes (EBT) rose by 11.9% to € 114.0 million. Tax expense was 9.1% higher than in the previous year and resulted in net profit of € 87.5 million before minority interest, compared with € 77.6 million in 2006.

These results were presented by the Management Board of Flughafen Wien AG, Herbert **Kaufmann,** Christian **Domany** and Gerhard **Schmid**, at a press conference in Vienna on Thursday.

High dividend yield

As a result of the sound development of business in 2007, the Annual General Meeting on 29 April 2008 will be asked to approve an increase in the dividend from € 2.20 to € 2.50 per share. This represents a yield of 3.2% for 2007 based on an increase of 6.2% in the price of the Flughafen Wien share during the reporting year, compared with a plus of 1.1% for the ATX.

Growth above European average, added tariff relief for airlines

The development of traffic at Vienna International Airport exceeded all forecasts in 2007 and again outpaced the European average of 6.5%. The growth strategy with three focal points – Eastern Europe, mid- and long-haul flights and low-cost carriers – was continued during the reporting year. A total of 18.8 million passengers used Vienna International Airport during the 2007, which represents an increase of 11.3%.
Flughafen Wien AG again decided to pass on the full decrease in passenger-related tariffs through a reduction in the landing tariff during 2007, and thereby share the occupancy risk with the airlines.

Investments in the future
Parallel to the daily operating challenges, the extensive capital expenditure programme continued at Vienna International Airport. The main project is currently formed by the terminal extension VIE-Skylink, which is scheduled to open for operations in mid-2009. In order to meet the growing demand, parking facilities were also expanded in 2007 through the acquisition of Mazur Parkplatz GmbH with a total of 5,000 spaces. Additionally, car park 4 is currently under renovation to add 2,250 parking spaces.
A further highlight in 2007 was the transfer of Office Park 2 to the tenant, the Austrian Airlines Group, which now uses this building as its headquarters. The purchase of the former World Trade Center at the heart of Vienna International Airport will form the basis for Office Park 3 after the general renovation is completed.

Successful international investments
In addition to Košice Airport, which reported an increase of 29% to 443,448 passengers in 2007, Flughafen Wien AG has also owned an investment in Malta Airport for several years. This stake is held through a consortium (40.0% of the shares) as well as through a direct investment (10.1% of the shares). Malta Airport recorded growth of 10.4% in the number of passengers to roughly 3.0 million for 2007. In May of the reporting year, Flughafen Wien AG acquired a 25.15% stake in Flughafen Friedrichshafen GmbH, and thereby became the largest single shareholder of the fourth ranking regional airport in Germany. In 2007 Friedrichshafen Airport registered a decline of 0.3% in the number of passengers to 655,689.

Outlook
The forecasts by the Flughafen Wien Group for 2008 include an increase of 8.0% in passengers, 6.0% in maximum take-off weight (MTOW) and 6.0% in flight movements. Forecasts for the period from 2009 to 2015 are based on average growth of 5 to 6% in the number of passengers.

The strong development of traffic above the forecasted level will require the implementation of expansion projects at an earlier date – above all in the terminals and security functions – as well as other investments in addition to the previously planned volume. The Flughafen Wien Group has budgeted investments of € 320.0 million for 2008 as well as capital expenditure of € 590 million for the period from 2008 to 2012 (excluding maintenance and replacement investments). The development of revenues is expected to reflect the growth in traffic, while earnings will also be dependent on the high level of investment and the related increase in depreciation and financing costs.

For additional information contact: Corporate Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000
m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

Investor Relations :
Robert Dusek (+43-1-) 7007-23126
mailto: r.dusek@viennaairport.com
Homepage: www.viennaairport.com

09/08 KA/EK 27.März 2008

Financial indicators (in € mill.)	**2007**	**Change in %**	**2006**
Total revenue	521.4	12.4	463.9
Thereof Airport	242.2	14.6	211.3
Thereof Handling	147.0	5.3	139.6
Thereof Non-Aviation	132.2	17.2	112.8
EBIT	120.3	16.1	103.7
EBITDA	191.0	12.6	169.6
EBITDA margin (in %)	35.7	0.3	35.6
Net profit after minority interests	87.7	14.2	76.8
Cash flow from operating activities	164.4	15.6	142.2
Income taxes	26.5	9.1	24.3

Industry Indicators	**2007**	**Change in %**	**2006**
MTOW (in mill. tonnes)	7.3	8.6	6.8
Passengers (in mill.)	18.8	11.3	16.9
Thereof transfer passengers (in mill.)	6.0	5.6	5.7
Flight movements	254,870	7.3	237,490
Cargo (air cargo and trucking; in tonnes)	272,362	2.5	265,778

Flughafen Wien Aktiengesellschaft

Announcement

The report of Flughafen Wien AG on the 2007 financial year from 1 January to 31 December 2007 is available to the general public at the headquarters of the company in 1300 Flughafen Wien and at the offices of Bank Austria Creditanstalt AG, 1010 Vienna, Am Hof 2.

Flughafen Wien, 27.03.2008 The Management Board

END